Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Jefferies Group, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-169377, 333-51494 and 333-143770) on Form S-8 and (No. 333-169379) on Form S-3 of Leucadia National Corporation of our report dated February 26, 2010 (February 2, 2011 as to Note 1 of the consolidated financial statements included in Jefferies Group, Inc.’s 2010 Transition Report on Form 10-K which describes the effects of correcting the 2009 consolidated financial statements), with respect to the consolidated statements of earnings, changes in stockholders’ equity, comprehensive income and cash flows for the year ended December 31, 2009, which report appears in the 2011 Annual Report on Form 10-K of Leucadia National Corporation.

/s/ KPMG LLP

New York, New York
February 23, 2012